September 19, 2012

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               ING Series Fund, Inc.

SEC File Nos.  333-41694; 811-06352

Dear Mr. Thompson:

This letter responds to comments provided to Jay Stamper on September 11, 2012, for Post-Effective Amendment No. 156 filed on or about July 27, 2012, to the Registration Statement on Form N-1A for ING Series Fund, Inc. (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Section — General Comments

1.                                       Comment:  The Staff requested that the Registrant amend the table entitled “Shareholder Fees — Maximum deferred sales charge as a % of purchase or sales price, whichever is less” for Class A shares to include the actual contingent deferred sales charge that may be paid under certain circumstances rather than adding the disclosure as a footnote.

Response:  The Registrant believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

2.                                       Comment:  The Staff requested that the line item “Administrative Services Fees” within the Annual Fund Operating Expenses table be removed and included as part of Management Fees or Other Expenses.

Response:  The Registrant believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

3.                                       Comment:  The Staff requested confirmation that all waiver agreements be filed going forward.

Response:  The Registrant will include all required agreements as exhibits to the registration statement.

4.                                       Comment:  The Staff requested that the Registrant explain the absence of a line item for “Acquired Fund Fees and Expenses” in the Annual Fund Operating Expenses table as required by

Item 3(3)(f)(i) of Form N-1A for Funds when reference is made to investment in Other Investment Companies in a Fund’s Principal Investment Strategies and Principal Risks.

Response:  Although each Fund may not currently be investing in Other Investment Companies, and therefore there are no Acquired Fund Fees and Expenses, it may invest in Other Investment Companies in the future. Therefore the language in the Principal Investment Strategies and the corresponding risk are appropriate. For any subsequent updates to a Fund’s Prospectus, if the Fund’s investments in Other Investment Companies exceed 0.01%, the Registrant will include the line item “Acquired Fund Fees and Expenses” in accordance with Instruction (3)(f)(i) to Item 3 of Form N-1A.

5.                                       Comment:  The Staff requested further disclosure to the “Tax Information” paragraph clarifying that tax deferred distributions may be subject to tax at a later date.

Response:  The Registrant appreciates the comment but the language is not required by Form N-1A.

6.                                       Comment:  The Staff commented that the entire Principal Investment Strategies disclosure should be included in the statutory section of the Prospectus in accordance with Item (9)(b) instead of a reference to that disclosure being included in the summary section of the Prospectus.

Response:  The Registrant does not always include two separate versions of a fund’s Principal Investment Strategies in its Prospectuses: Item 4(a) (summarized) version and Item 9(b) (detailed) version.  Instead, the Registrant may choose to provide all required information in the “Principal Investment Strategies” of the summary section of the Prospectus without repeating it in the statutory section of the Prospectus.  The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry.

ING Core Equity Research Fund

7.                                      Comment:  The Staff noted that the Fund may also invest in stocks of mid- and small-capitalization companies.

Response:  The Registrant appreciates the Staff’s comment but the strategy disclosure is clear in that the Fund may invest in all market-cap ranges and therefore additional disclosure is not necessary.

ING Corporate Leaders 100 Fund

8.                                       Comment:  The Staff noted that the Fund invests “primarily” in equity securities of issuers listed on the S&P 100 Index. The Staff inquired why the strategies do not reflect an “80% test” pursuant to Rule 35d-1.

Response:  The Registrant appreciates the Staff’s comment but the term “Corporate Leaders” in the Fund’s name is a type of investment strategy not a type of security and therefore the Fund is not subject to Rule 35d-1.

9.                                       Comment:  The Staff noted that the Fund may also invest in derivatives and it typically uses derivates to substitute for taking a position in an underlying asset. The Staff requested an explanation regarding how the derivatives will be valued.

Response:  The value of the derivatives in which the Fund may invest, in this case futures contracts, are valued at the final settlement price or official closing price on the principal exchange on which they are traded.

ING Large Cap Growth Fund

10.                     Comment:  The Staff noted that the Russell 1000 Growth® Index referenced as the benchmark to determine the large cap range is not an appropriate benchmark as the market capitalization ranges are too low for a large-cap fund. The Staff requested that the Registrant either change the name of the Fund or revise the Prospectus to reflect a more applicable index for comparison use.

Response:  The Registrant appreciates the Staff’s comment.  The Registrant believes it is reasonable for sub-advisers to have different definitions of large companies.  Further, guidance from the Staff to Rule 35d-1 under the Investment Company Act of 1940, dated February 25, 1994, provides in part that in developing definitions for terms such as “Small,” “Medium,” and “Large” capitalization companies:

“The Staff believes that registrants, in developing such a definition should consider all pertinent references including, for example, industry indices, classifications used by mutual fund rating organizations and definitions used in financial publications.”

In keeping with the Staff’s guidance above, for example, the Russell 1000 Growth® Index as of June 29, 2012 has a market capitalization range between $1.1 billion to $546.1 billion.  Based upon the above-referenced Staff guidance as well as these index ranges, the Registrant believes that the disclosure regarding the Fund’s market capitalization is appropriate.

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Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management — ING Funds

cc:                                 Huey P. Falgout, Jr., Esq.

ING Investment Management — ING Funds

Philip H. Newman, Esq.

Goodwin Procter LLP

ATTACHMENT A

September 19, 2012

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                               ING Series Fund, Inc.

SEC File Nos.  333-41694; 811-06352

Dear Mr. Thompson:

ING Series Fund, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:                                 Philip H. Newman, Esq.

Goodwin Procter LLP